

Securities and Exchange Commission
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 24 2002
WASH, D.C.
154
SECTION

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE
SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002 Commission File Number 0-20115

METHANEX CORPORATION
(Translation of Registrant's name into English)

1800 Waterfront Center, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

(Check One:) Form 20-F __ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One:) Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-___.

g:\l\sec\6kapr02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION



Date: April 23, 2002

By: ______________________
Name: Randy Milner
Title: Assistant General Counsel and Corporate Secretary

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Exhibit Index

Exhibit No.	Description
1.	Insider Report for Methanex Corporation dated February 4, 2002 outlining shares purchased in the month of January 2002 pursuant to a Normal Course Issuer Bid.
2.	Insider Report for Methanex Corporation dated March 4, 2002 outlining shares purchased in the month of February 2002 pursuant to a Normal Course Issuer Bid.
3.	Insider Report for Methanex Corporation dated April 5, 2002 outlining shares purchased in the month of March 2002 pursuant to a Normal Course Issuer Bid.
4.	Press Release dated April 23, 2002 announcing Q1 2002 results and including Q1 2002 financial report.
5.	Information Circular dated March 15, 2002.

INSIDER REPORT

1. Identification of the Reporting Issuer (BLOCK LETTERS)

Name of Reporting Issuer:

METHANEX CORPORATION

2. Insider Data

Relationship(s) with Reporting Issuer: 1

Change from previous Report: Yes ☐ No ☒

Date of last report filed: Day 7 Mth 1 Year 2002

or

If initial report, date on which you: Day ___ Mth ___ Year ___

3. Identification of the Insider (BLOCK LETTERS)

Family or Corporate Name: METHANEX CORPORATION

Given Names (in order):

Street: 1800, 200 Burrard Street

City: Vancouver

Prov: BC Postal Code: V6C 3M1

Business Telephone #: (604) 661-2654

Business Fax #: (604) 661-2602

Change in name, address or Telephone # from previous Report:

No ☐☒

4. Jurisdiction(s) where the Issuer is a Reporting Issuer or the Equivalent:

Alberta ☒ Manitoba ☐

Bank Act ☐ Ontario ☒

British Columbia ☒ Québec ☒

CBCA ☐ Saskatchewan ☐

Others ______

5. Insider Holdings and Changes (if initial report, complete Sections A, D, E, and F only, and list Securities of ALL classes held - see also Instruction 5)

A	B	C								D	E	F
Designation of Class of Securities	Balance of Class of Securities on last report	Date Day	Date Mth	Date Year	Nature	Number Value Acquired	Number Value Disposed of	Unit Price (CAD$)		Present Balance of Class of Securities Held	Ownership	Identify the Registered Holder where Ownership is Indirect
Common Shares		PLEASE SEE ATTACHED										

Attachment: Yes ☒ No ☐

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. *The terminology used is generic to accomodate the various acts.*

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a *misrepresentation.*

Correspondence: English ☒ French ☐

KEEP A COPY FOR YOUR FILE

6. Remarks

The Common shares acquired by Methanex Corporation were acquired pursuant to a Normal Course Issuer Bid through the facilities of the TSE. The Common shares will be cancelled. The Unit Price is the average purchase price of the shares bought that day and does not include 1c brokerage commision.

7. Signature

Name (BLOCK: METHANEX CORPORATION

Signature: [signature]

Date of Report (DD MM YY): 4/02/2002

B	C	C	C	C	C	D	E
Previous Balance of Securities Traded	Date of Purchase	Nature	Number Value Acquired	Number Value Disposed of	Unit Price * (CAD$)	Present Balance of Securities Held	Ownership
	Jan 2/02	22	58,000	n/a	8.9764	NIL	0
	Jan 3/02	22	50,000	n/a	9.0162	NIL	0
	Jan 4/02	22	50,000	n/a	9.0150	NIL	0
	Jan 7/02	22	50,000	n/a	9.0220	NIL	0
	Jan 8/02	22	50,000	n/a	9.2826	NIL	0
	Jan 9/02	22	50,000	n/a	8.9981	NIL	0
	Jan 10/02	22	50,000	n/a	9.0697	NIL	0
	Jan 11/02	22	46,400	n/a	9.1224	NIL	0
	Jan 14/02	22	53,600	n/a	8.8546	NIL	0
	Jan 15/02	22	50,000	n/a	8.8264	NIL	0
	Jnq 16/02	22	45,200	n/a	8.8192	NIL	0
	Jan 17/02	22	54,800	n/a	8.9593	NIL	0
	Jan 18/02	22	50,000	n/a	9.0481	NIL	0
	Jan 21/02	22	16,700	n/a	9.0470	NIL	0
	Jan 22/02	22	63,400	n/a	9.0595	NIL	0
	Jan 23/02	22	69,900	n/a	8.9914	NIL	0
	Jan 24/02	22	50,000	n/a	8.9625	NIL	0
	Jan 25/02	22	50,000	n/a	8.9163	NIL	0
	Jan 28/02	22	50,000	n/a	8.7802	NIL	0
	Jan 29/02	22	50,000	n/a	9.0438	NIL	0
	Jan 30/02	22	50,000	n/a	8.7584	NIL	0
	Jan 31/02	22	50,000	n/a	8.8618	NIL	0

INSIDER REPORT

1. Identification of the Reporting Issuer (BLOCK LETTERS)

Name of Reporting Issuer:

METHANEX CORPORATION

2. Insider Data

Relationship(s) with Reporting Issuer: 1

Change from previous Report: Yes ☐ No ☒

Date of last report filed: Day 4 Mth 2 Year 2002

or

If initial report, date on which you: Day ___ Mth ___ Year ___

3. Identification of the Insider (BLOCK LETTERS)

Family or Corporate Name: METHANEX CORPORATION

Given Names (in order):

Street: 1800, 200 Burrard Street

City: Vancouver

Prov: BC Postal Code: V6C 3M1

Business Telephone #: (604) 661-2654

Business Fax #: (604) 661-2602

Change in name, address or Telephone # from previous Report:

No ☐☒

4. Jurisdiction(s) where the Issuer is a Reporting Issuer or the Equivalent:

Alberta ☒ Manitoba ☐

Bank Act ☐ Ontario ☒

British Columbia ☒ Québec ☒

CBCA ☐ Saskatchewan ☐

Others ___

5. Insider Holdings and Changes (if initial report, complete Sections A, D, E, and F only, and list Securities of ALL classes held - see also Instruction 5)

A	B	C								D	E	F
Designation of Class of Securities	Balance of Class of Securities on last report	Date			Nature	Number Value Acquired	Number Value Disposed of	Unit Price (CAD$)		Present Balance of Class of Securities Held	Ownership	Identify the Registered Holder where Ownership is Indirect
		Day	Mth	Year								
Common Shares		PLEASE SEE ATTACHED										

Attachment: Yes ☒ No ☐

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accomodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

Correspondence: English ☒ French ☐

KEEP A COPY FOR YOUR FILE

6. Remarks

The Common shares acquired by Methanex Corporation were acquired pursuant to a Normal Course Issuer Bid through the facilities of the TSE. The Common shares will be cancelled. The Unit Price is the average purchase price of the shares bought that day and does not include 1c brokerage commision.

7. Signature

Name (BLOCK: METHANEX CORPORATION

Signature

Date of Report (DD MM YY): 4/03/2002

B	C	C	C	C	C	D	E	
Previous Balance	Date of Purchase	Nature	Number Value Acquired	Number Value Disposed of	Unit Price * (CAD$)	Present Balance of Securities Held	Ownership	
	Feb 1/02	22	50,000	n/a	8.8609	NIL	1	direct
	Feb 4/02	22	50,000	n/a	8.9421	NIL	1	direct
	Feb 5/02	22	50,000	n/a	8.9115	NIL	1	direct
	Feb 6/02	22	50,000	n/a	8.8820	NIL	1	direct
	Feb 7/02	22	46,400	n/a	8.9025	NIL	1	direct
	Feb 8/02	22	33,800	n/a	8.8936	NIL	1	direct
	Feb 11/02	22	59,400	n/a	9.0326	NIL	1	direct
	Feb 12/02	22	60,400	n/a	8.9389	NIL	1	direct
	Feb 13/02	22	50,000	n/a	8.8520	NIL	1	direct
	Feb 14/02	22	42,900	n/a	8.9038	NIL	1	direct
	Feb 15/02	22	57,100	n/a	9.0137	NIL	1	direct
	Feb 18/02	22	50,000	n/a	9.1750	NIL	1	direct
	Feb 19/02	22	44,200	n/a	9.2613	NIL	1	direct
	Feb 20/02	22	55,800	n/a	9.5101	NIL	1	direct
	Feb 21/02	22	50,000	n/a	9.4757	NIL	1	direct
	Feb 22/02	22	50,000	n/a	9.3765	NIL	1	direct
	Feb 25/02	22	50,000	n/a	9.6067	NIL	1	direct
	Feb 26/02	22	44,700	n/a	9.9168	NIL	1	direct
	Feb 27/02	22	55,300	n/a	10.2426	NIL	1	direct
	Feb 28/02	22	40,000	n/a	10.2062	NIL	1	direct

INSIDER REPORT

1. Identification of the Reporting Issuer (BLOCK LETTERS)

Name of Reporting Issuer:

METHANEX CORPORATION

2. Insider Data

Relationship(s) with Reporting Issuer: 1

Change from previous Report: Yes ☐ No ☒

Date of last report filed (Day / Mth / Year): 4 / 3 / 2002

or

If initial report, date ~~on which you~~ (Day / Mth / Year):

3. Identification of the Insider (BLOCK LETTERS)

Family or Corporate Name: METHANEX CORPORATION

Given Names (in order):

Street: 1800, 200 Burrard Street

City: Vancouver

Prov: BC Postal Code: V6C 3M1

Business Telephone #: (604) 661-2654

Business Fax #: (604) 661-2602

Change in name, address or Telephone # from previous Report: No ☐☒

4. Jurisdiction(s) where the Issuer is a Reporting Issuer or the Equivalent:

Alberta ☒ Manitoba ☐
Bank Act ☐ Ontario ☒
British Columbia ☒ Québec ☒
CBCA ☐ Saskatchewan ☐
Others

5. Insider Holdings and Changes (if initial report, complete Sections A, D, E, and F only, and list Securities of ALL classes held - see also Instruction 5)

A	B	C								D	E	F
Designation of Class of Securities	Balance of Class of Securities on last report	Date Day	Mth	Year	Nature	Number Value Acquired	Number Value Disposed of	Unit Price (CAD$)		Present Balance of Class of Securities Held	Ownership	Identify the Registered Holder where Ownership is Indirect
Common Shares		PLEASE SEE ATTACHED										

Attachment: Yes ☒ No ☐

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accomodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

Correspondence: English ☒ French ☐

KEEP A COPY FOR YOUR FILE

6. Remarks

The Common shares acquired by Methanex Corporation were acquired pursuant to a Normal Course Issuer Bid through the facilities of the TSE. The Common shares will be cancelled. The Unit Price is the average purchase price of the shares bought that day and does not include 1c brokerage commision.

7. Signature

Name (BLOCK: METHANEX CORPORATION

Signature 

Date of Report (DD MM YY): 5/04/2002

B	C	C	C	C	C	D	E	
Previous Balance of Securities Traded	Date of Purchase	Nature	Number Value Acquired	Number Value Disposed of	Unit Price * (CAD$)	Present Balance of Securities Held	Ownership	
	Mar 1/02	22	60,000	n/a	10.4750	NIL	1	direct
	Mar 4/02	22	50,000	n/a	10.5570	NIL	1	direct
	Mar 5/02	22	50,000	n/a	10.7740	NIL	1	direct
	Mar 6/02	22	47,100	n/a	11.3944	NIL	1	direct
	Mar 7/02	22	52,900	n/a	11.5096	NIL	1	direct
	Mar 8/02	22	45,600	n/a	11.5939	NIL	1	direct
	Mar 11/02	22	54,400	n/a	11.5829	NIL	1	direct
	Mar 12/02	22	50,000	n/a	11.5615	NIL	1	direct
	Mar 13/02	22	50,000	n/a	11.6298	NIL	1	direct
	Mar 14/02	22	50,000	n/a	11.9600	NIL	1	direct
	Mar 15/02	22	50,000	n/a	11.8778	NIL	1	direct
	Mar 18/02	22	50,000	n/a	12.0120	NIL	1	direct
	Mar 19/02	22	50,000	n/a	12.2550	NIL	1	direct
	Mar 20/02	22	50,000	n/a	12.1696	NIL	1	direct
	Mar 21/02	22	50,000	n/a	11.9486	NIL	1	direct
	Mar 22/02	22	50,000	n/a	11.8117	NIL	1	direct
	Mar 25/02	22	50,000	n/a	11.7375	NIL	1	direct
	Mar 26/02	22	50,000	n/a	11.9571	NIL	1	direct
	Mar 27/02	22	50,000	n/a	11.9500	NIL	1	direct
	Mar 28/02	22	50,000	n/a	11.9750	NIL	1	direct

NEWS RELEASE



A Responsible Care® Company
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
Toll Free: 1-800-661-8851

For immediate release

METHANEX REPORTS Q1 RESULTS AND IMPROVED OUTLOOK

April 22, 2002

Methanex Corporation incurred a net loss of US$17.4 million (US$0.13 per share) and generated EBITDA (earnings before interest, income taxes, depreciation and amortization) of US$10.6 million for the first quarter ended March 31, 2002. The first quarter 2002 results compare to a net loss of US$13.0 million (US$0.10 per share) and EBITDA of US$8.6 million for the fourth quarter 2001, and to net income of US$68.8 million (US$0.43 per share) and EBITDA of US$122.9 million for the first quarter 2001.

Pierre Choquette, President and CEO of Methanex commented, "Methanol demand has shown some early signs of recovery as the global economy starts to improve and we are encouraged by recent strengthening in methanol pricing. Spot methanol prices in the United States have increased significantly and are currently in the range of US$180 to $206 per tonne (US$0.54 to $0.62 per gallon) compared with approximately US$110 per tonne at the beginning of the first quarter 2002. Methanex is poised to benefit from a sustained global economic recovery with minimal new capacity due to impact the market prior to 2004."

Mr. Choquette continued, "During the quarter, the Governor of California announced a one-year delay to January 1, 2004 of the ban of MTBE in the State. This delay was considered necessary because of concerns that banning MTBE would lead to gasoline shortages and price spikes in California. The Governor also indicated that, if necessary, he will review in 2003 his executive order regarding MTBE." Mr. Choquette added, "We made significant progress during the quarter on improving the cost position of our Kitimat facility by entering into an agreement with Pacific Northern Gas which will reduce the pipeline toll on the transportation of natural gas to the plant. The agreement lowers our current firm transportation toll by approximately US$6 million annually or 50% without limiting the operating flexibility of the Kitimat facility."

Mr. Choquette commented, "We continue to enjoy excellent financial strength and flexibility. Cash on hand at the end of March 2002 was US$287 million and we also have an undrawn US$291 million credit facility." Mr. Choquette concluded, "We are continuing with our commitment to return excess cash to shareholders, repurchasing shares on a daily basis under the terms of our current normal course issuer bid. At the end of the first quarter, we had repurchased 5.3 million shares for a total cost of US$31.1 million."

A conference call is scheduled for Tuesday, April 23 at 11:00 am EDT (8:00 am PDT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available until April 30th at (877) 653-0545. The reservation number for the playback version is 148068. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq National Market in the United States under the trading symbol "MEOH."

- end -

For further information, contact:

Chris Cook
Manager, Investor Relations

Brad Boyd
Corporate Controller and
Director, Investor Relations

Information in this news release and the attached management's discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 28 of our 2001 Annual Report for more information on forward-looking statements.

1



A Responsible Care® Company

Interim Report

For the three months ended March 31, 2002

At March 31, 2002, the number of common shares outstanding was 128,329,942.

Contact Information

Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1

Share Information

Methanex Corporation's common shares are listed for trading on the Toronto exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.

Transfer Agents & Registrars

CIBC Mellon Trust Company
393 University Avenue, 5th Floor
Toronto, Ontario, Canada M5G 2M7
Toll free in North America:
1-800-387-0825

Investor Information

All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.

E-mail:
invest@methanex.com

Methanex Toll-Free:
1-800-661-8851

Management's Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This first quarter, 2002 Management's Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management's Discussion and Analysis included in the 2001 Annual Report.

($ millions, except where noted)	2002	2001	
	Three months ended March 31	Three months ended December 31	Three months ended March 31
Sales volumes (thousands of tonnes)			
Company produced	1,431	1,522	1,245
Purchased and commission	352	339	626
	1,783	1,861	1,871
Average realized methanol price ($ per tonne)	$ 111	$ 115	$ 225
Net income (loss)	$ (17.4)	$ (13.0)	$ 68.8
EBITDA [1]	$ 10.6	$ 8.6	$ 122.9
Cash flows from operating activities [2]	$ 10.0	$ 17.6	$ 106.6
Basic and diluted net income (loss) per share	$ (0.13)	$ (0.10)	$ 0.43

[1] *EBITDA represents net income before interest expense, interest and other income, income taxes, depreciation and amortization, and asset restructuring charges, if any. EBITDA can be calculated by adding depreciation and amortization back to operating income. EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest income, interest expense or income taxes. The method of computing EBITDA may not be comparable to similarly titled measures reported by other companies.*

[2] *Before changes in non-cash working capital and the utilization of prepaid natural gas.*

Results from Operations

For the first quarter ended March 31, 2002, we incurred a net loss of $17.4 million ($0.13 per share) and generated EBITDA of $10.6 million. This compares to net income of $68.8 million ($0.43 per share) and EBITDA of $122.9 million for the first quarter ended March 31, 2001 and a net loss of $13.0 million ($0.10 per share) and EBITDA of $8.6 million for the fourth quarter ended December 31, 2001.

The increase in EBITDA for the first quarter of 2002 of $2 million compared with the fourth quarter of 2001 resulted from:

	($ millions)
Lower cash costs	9
Lower realized price of produced methanol	(8)
Other, net	1
Increase in EBITDA	2

Our cash costs decreased by $9 million for the first quarter of 2002 compared with the fourth quarter of 2001. Logistics and distribution costs decreased by $4 million due primarily to lower vessel costs and lower European import duties. Lower natural gas costs for our facilities in Chile and other production cost savings, partially offset by increased natural gas costs for our Kitimat plant, resulted in additional cost savings of $2 million. In addition, the fourth quarter of 2001 included $3 million for the completion of the materials demonstration unit in New Zealand.

Methanol prices started to increase at the end of the first quarter of 2002 and into April 2002. Despite the improvement in pricing late in the first quarter, the average realized methanol price for the first quarter of 2002 compared with the fourth quarter of 2001 declined slightly by $4 per tonne to $111 per tonne. The lower average realized price for produced methanol resulted in an $8 million decrease in EBITDA in comparison with the fourth quarter of 2001.

Although EBITDA for the first quarter of 2002 showed a small improvement, net income was $4 million lower than the fourth quarter of 2001. In the fourth quarter of 2001 there was additional interest income of $3 million related to the settlement of an income tax dispute in Canada. The fourth quarter of 2001 also had a higher effective income tax recovery rate.

EBITDA for the three month period ended March 31, 2002 was $112 million lower than for the same period in 2001. Lower average realized methanol prices in the first quarter of 2002 resulted in a $168 million decrease in EBITDA that was partially offset by lower natural gas costs and improved margins relating to an increase in sales volumes of produced methanol.

Operating Performance

For the quarter ended March 31, 2002, we operated our production facilities, excluding the idled Medicine Hat and Fortier plants, at 92% of capacity compared with 93% for the fourth quarter of 2001. During the fourth quarter of 2001 we carried out a major planned maintenance turnaround at one of our plants in Chile. During the first quarter of 2002 we had unplanned shutdowns for repairs at our facilities in Chile and New Zealand. The repairs were completed by the end of March 2002 and all plants are currently operating at capacity.

Our total sales volumes were 1.8 million tonnes in the first quarter of 2002 compared with 1.9 million tonnes for the fourth quarter of 2001.

Supply/Demand Fundamentals

There have been a number of recent positive developments for the methanol industry including some early signs of a recovery in demand as the global economy starts to improve. On the supply side, there were a number of recent unplanned methanol plant outages, particularly in Asia, the Middle East and Africa. Unplanned methanol plant outages have been typical of historical industry operating performance. These recent developments have resulted in tightening market conditions and higher methanol prices at a time when only limited new capacity is expected to impact the market to the end of 2003.

While methanol prices are primarily influenced by the supply and demand balance, the price of natural gas in the United States affects the floor price. Natural gas prices in the United States increased during the first quarter of 2002 and U.S. Gulf Coast forward natural gas prices for each of the next twelve months are in the range of $3.50

to $4.00 per MMBTU. At these natural gas prices, the full cash cost of a typical U.S. Gulf producer is approximately $150 to $170 per tonne ($0.45 to $0.51 per gallon).

Methanol prices strengthened significantly late in the first quarter of 2002 and into the second quarter with spot prices in the United States currently in the range of $180 to $206 per tonne ($0.54 - $0.62 per gallon) compared with approximately $110 per tonne at the beginning of the first quarter. The Methanex non-discounted U.S. reference price has increased steadily since reaching a twelve-month low of $120 per tonne ($0.36 per gallon) in February and is currently at $140 per tonne ($0.42 per gallon) for April 2002. In Europe, the second quarter of 2002 contract transaction price settled at EURO 145 before discounts ($128 per tonne at the time of settlement) an improvement of EURO 20, or 16%, over the first quarter of 2002. Spot prices in Asia are currently between $132 and $147 per tonne.

Also during the quarter, the Governor of California announced a one-year delay to January 1, 2004 of the ban of MTBE in the State. This delay was considered necessary because of concerns that banning MTBE would lead to gasoline shortages and price spikes in California. The Governor also indicated that, if necessary, he will review in 2003 his executive order regarding MTBE.

Strategic Initiatives

Reduced Kitimat Natural Gas Transportation Pipeline Tolls
During the first quarter of 2002, Methanex reached an agreement on a new contract with Pacific Northern Gas Ltd, the owner and operator of the natural gas transmission and distribution system that services the Kitimat facility. This seven-year contract, which is subject to approval by the British Columbia Utilities Commission, is effective on November 1, 2002, and replaces existing contracts. The agreement lowers our current firm transportation toll by approximately $6 million annually or 50% without limiting the operating flexibility of the Kitimat facility.

YPF/Repsol Marketing Agreement
During the first quarter of 2002, Methanex entered into an agreement to market export volumes from YPF/Repsol's new 400,000 tonne per year methanol plant in Argentina. The agreement provides Methanex with access to supply for the Atlantic basin following the expiry in the second quarter of 2002 of our agreement to market 500,000 tonnes annually from the CMC Trinidad facility.

Low-Cost Methanol Production Capacity
We are continuing to assess an 825,000 tonne per year expansion of our facility in Chile and construction of a 2.0 million tonne per year methanol plant in Western Australia. We expect to make final decisions on both of these projects in 2002.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the first quarter of 2002 were $10.0 million compared with $17.6 million for the fourth quarter of 2001.

On October 29, 2001 we commenced a share buyback program to repurchase up to 11.5 million common shares pursuant to a normal course issuer bid. As at March 31, 2002 we had repurchased 5.3 million shares for a total cost of $31.1 million.

The Atlas project is a 1.7 million tonne per year methanol facility being constructed in Trinidad as a joint venture between Methanex (63.1%) and BP (36.9%). During the quarter ended March 31, 2002, our cash contribution to the Atlas project was $28 million. As of March 31, 2002, our total cash contribution to the project was $66 million, excluding the $17 million payment made in the third quarter of 2001 to acquire Beacon Energy Investment Fund's interest in the Atlas project. Project financing is being arranged and our total cash equity contribution to the joint venture, excluding the Beacon payment, is expected to be approximately $100 million.

We have excellent financial capacity and flexibility. Our cash balance at March 31, 2002 was $287 million. We also have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total less than $80 million for the period to the end of 2004. We have the financial capacity to complete the capital maintenance spending program, fund our equity contribution for the construction of Atlas, repay the $150 million public bonds due in August 2002 and pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Prices started to strengthen at the end of the first quarter of 2002 and have continued to strengthen early in the second quarter as a result of early signs of recovery in the global economy, supply disruptions, and higher U.S. natural gas prices. Industry fundamentals remain sound as only limited new capacity is expected to impact the market to the end of 2003. We expect that any significant improvement in global economic activity will lead to stronger methanol supply/demand fundamentals. In this environment, we will continue to focus on maximizing the value generated from our low cost facilities and global market position. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. The Company's excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

April 22, 2002

Methanex Corporation

Consolidated Statements of Income (unaudited) (thousands of U.S. dollars, except number of shares and per share amounts)		***3 months ended*** **March 31 2002**		***3 months ended*** **March 31 2001**
Revenue	$	181,727	$	372,942
Cost of sales and operating expenses		171,155		250,036
Depreciation and amortization		28,053		27,460
Operating income (loss) before undernoted items		(17,481)		95,446
Interest expense		(6,651)		(8,141)
Interest and other income		2,365		4,285
Income (loss) before income taxes		(21,767)		91,590
Income tax recovery (expense)		4,390		(22,812)
Net income (loss)	$	(17,377)	$	68,778
Retained earnings, beginning of period		397,310		384,832
Excess of repurchase price over assigned value of common shares		(6,563)		-
Retained earnings, end of period	$	373,370	$	453,610
Weighted average number of common shares outstanding*		129,633,320		161,168,474
Basic and diluted net income (loss) per common share	$	(0.13)	$	0.43
Basic and diluted cash flows from operating activities per common share**	$	0.08	$	0.66

* number of common shares outstanding at March 31, 2002: 128,329,942 (March 31, 2001: 162,178,791)

** before changes in non-cash working capital and utilization of prepaid natural gas

Methanex Corporation

Consolidated Balance Sheets *(unaudited)* (thousands of U.S. dollars)	**Period ended March 31 2002**	**Period ended December 31 2001**
Assets		
Current assets:		
Cash and cash equivalents	$ 286,616	$ 332,129
Receivables	117,107	135,219
Inventories	91,222	99,908
Prepaid expenses	7,879	8,685
	502,824	575,941
Property, plant and equipment	1,038,350	1,031,716
Other assets	82,841	85,693
	$ 1,624,015	$ 1,693,350
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 78,699	$ 110,281
Current maturities on long-term debt and other long-term liabilities	154,682	154,693
	233,381	264,974
Long-term debt	249,595	249,535
Other long-term liabilities	79,347	78,911
Future income taxes	161,767	164,469
Shareholders' equity		
Capital stock	526,555	538,151
Retained earnings	373,370	397,310
	899,925	935,461
	$ 1,624,015	$ 1,693,350

Methanex Corporation

Consolidated Statements of Cash Flows (unaudited)	**3 months ended March 31**	**3 months ended March 31**
(thousands of U.S. dollars)	**2002**	**2001**
Cash flows from operating activities:		
Net Income (loss)	$ (17,377)	$ 68,778
Add:		
Depreciation and amortization	28,053	27,460
Future income taxes	(2,702)	8,312
Other	2,071	2,047
Cash flows from operating activities before undernoted changes	10,045	106,597
Receivables and accounts payable and accrued liabilities	(8,796)	5,933
Inventories and prepaid expenses	9,079	(968)
Utilization of prepaid natural gas	(210)	(196)
	10,118	111,366
Cash flows from financing activities:		
Repayment of other long-term liabilities	(524)	(965)
Payment for shares repurchased	(19,304)	-
Issue of shares on exercise of incentive stock options	1,145	4,516
	(18,683)	3,551
Cash flows from investing activities:		
Plant and equipment under development	(30,855)	-
Property, plant and equipment	(1,396)	(5,142)
Accounts payable and accrued liabilities related to capital expenditures	(4,674)	(228)
Other assets	(23)	(1,635)
	(36,948)	(7,005)
Increase (decrease) in cash and cash equivalents	(45,513)	107,912
Cash and cash equivalents, beginning of period	332,129	225,942
Cash and cash equivalents, end of period	$ 286,616	$ 333,854
Supplementary cash flow information:		
Interest paid, net of capitalized interest	$ 13,846	$ 15,346
Income taxes paid	$ 377	$ 2,657

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Three months ended March 31, 2002

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes that are included in the Methanex 2001 Annual Report. Except with respect to the change in accounting policies described below, the accounting policies applied in these interim consolidated financial statements are consistent with those applied in the Annual Report.

1. Interest in joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company ("Atlas"). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003.

The consolidated financial statements include the following amounts representing the Company's interest in the Atlas joint venture:

($ thousands)	March 31, 2002	December 31, 2001
Consolidated Balance Sheet		
Current assets	$ 11,133	$ 1,955
Property, plant and equipment	86,906	63,131
Current liabilities	2,400	7,690

($ thousands)	Three months ended March 31, 2002	Three months ended March 31, 2001
Consolidated Statement of Cash Flows		
Cash outflows from investing activities	$ 29,065	$ -

During the three months ended March 31, 2002, $1.5 million (March 31, 2001 - $nil) of interest was capitalized to plant and equipment under development.

To March 31, 2002, the joint venture had no revenue and all expenditures were capitalized to plant and equipment under development.

The Company estimates that its share of capital expenditures to complete the construction of Atlas will be $178 million and will be incurred over the period to December 31, 2003. The Company expects that these expenditures will be funded from project financing, cash generated from operations and cash and cash equivalents. The Company's total equity contribution to the joint venture is expected to be approximately $100 million. At March 31, 2002, the Company estimates its future cash equity contribution to the project will be approximately $34 million.

2. Capital Stock and Share Repurchase

Changes in the capital stock of the Company during the period December 31, 2001 to March 31, 2002 were as follows:

	Number of Common Shares		Consideration ($ thousands)
Balance, December 31, 2001	131,167,942	$	538,151
Issued on exercise of incentive stock options	270,000		1,145
Shares repurchased	(3,108,000)		(12,741)
Balance, March 31, 2002	128,329,942	$	526,555

During the three months ended March 31, 2002, the Company repurchased for cancellation 3.1 million common shares. The cost to acquire the shares in the amount of $19.3 million was allocated $12.7 million to capital stock and $6.6 million to retained earnings.

3. Net Income Per Share

A reconciliation of the weighted average number of common shares is as follows:

	Three months ended March 31, 2002	Three months ended March 31, 2001
Denominator for basic net income per share	129,633,320	161,168,474
Effect of dilutive stock options	-	206,604
Denominator for diluted net income per share	129,633,320	161,375,078

4. Stock Options

(a) Common shares reserved for incentive stock options at March 31, 2002 were as follows:

	Options denominated in CAD$			Options denominated in US$		
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price	
Outstanding at December 31, 2001	8,690,750	$	10.09	-	$	-
Granted	-		-	2,449,000		6.45
Exercised	(270,000)		6.73	-		-
Cancelled	(4,750)		7.35	-		-
Outstanding at March 31, 2002	8,416,000	$	10.20	2,449,000	$	6.45

As of March 31, 2002, 6,515,050 incentive stock options were exercisable at an average price of CAD$10.81.

(b) Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. Alternatively, the new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method. The Company has elected to follow an alternative method and continue with the former accounting policy of recognizing no compensation expense when stock options are granted because the Company grants stock options with an exercise price based on the market price at the date of the grant. Had compensation expense been determined based on the fair value method, the Company's net loss and net loss per share for the three months ended March 31, 2002, would have been adjusted to the pro forma amounts indicated below:

($ thousands, except per share amounts)		**Three months ended March 31, 2002**
Net loss – as reported	$	(17,377)
Net loss – pro forma		(17,718)
Net loss per share – as reported	$	(0.13)
Net loss per share – pro forma		(0.14)

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

The weighted average fair value of stock options granted during the three months ended March 31, 2002 was $2.46 per share.

5. Natural Gas

Production from the Company's New Zealand operations is dependent on the supply of gas from the Maui field. The current contractual natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately three years. During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. The Company is continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand at commercially acceptable terms.

Quarterly History (unaudited)		2002 Q1	YTD 2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1
Methanol sales volume (thousands of tonnes)												
Company produced product		**1,431**	**5,390**	1,522	1,327	1,296	1,245	**5,815**	1,324	1,398	1,548	1,545
Purchased product		**195**	**1,280**	170	301	404	405	**814**	305	245	133	131
Commission sales 1		**157**	**720**	169	184	146	221	**142**	142	-	-	-
		1,783	**7,390**	1,861	1,812	1,846	1,871	**6,771**	1,771	1,643	1,681	1,676
Methanol production (thousands of tonnes)												
North America		**124**	**445**	127	123	93	102	**685**	108	114	223	240
New Zealand		**535**	**2,133**	592	520	447	574	**2,410**	593	620	607	590
Chile		**706**	**2,783**	662	710	708	703	**2,912**	716	666	778	752
		1,365	**5,361**	1,381	1,353	1,248	1,379	**6,007**	1,417	1,400	1,608	1,582
Methanol price 2												
($/tonne)		**111**	**172**	115	147	200	225	**160**	202	187	141	112
($/gallon)		**0.33**	**0.52**	0.35	0.44	0.60	0.68	**0.48**	0.61	0.56	0.42	0.34
Per share information												
Net income (loss)	$	**(0.13)**	**0.46**	(0.10)	(0.15)	0.25	0.43	**0.85**	0.40	0.35	0.17	(0.06)
Cash flows from operating activities 3	$	**0.08**	**1.42**	0.13	0.11	0.48	0.66	**1.74**	0.66	0.59	0.40	0.10

1 Sales of product from Titan plant in Trinidad. Methanex markets 100% of Titan product.

2 Produced and purchased product.

3 Before changes in non-cash working capital and the utilization of prepaid natural gas.

METHANEX CORPORATION

INFORMATION CIRCULAR

Information contained in this Information Circular is given as at March 15, 2002 unless otherwise stated.

PART I VOTING

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management and Board of Directors of Methanex Corporation (the "Company") for use at the annual general meeting ("Meeting") of shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders.

It is anticipated that this Information Circular and the accompanying Proxy form will be mailed to holders of common shares of the Company ("Common Shares") on or about April 10, 2002.

What will be voted on at the Meeting?

Shareholders will be voting on those matters which are described in the accompanying Notice of Annual General Meeting of Shareholders. **The Notice includes all the matters to be presented at the Meeting that are presently known to management.** A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters.

Who is entitled to vote?

Only those who are registered as holders of Common Shares ("Registered Shareholders") on April 3, 2002 (the "Record Date") are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on April 3, 2002. As of March 15, 2002, there were 129,398,917 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, there are no persons, other than NOVA Chemicals Corporation ("NOVA"), who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Company. NOVA beneficially owns, directly or indirectly, or exercises control or direction over 46,946,876 Common Shares representing 36.28% of the outstanding Common Shares.

Can I vote Common Shares which I acquired after April 3, 2002?

Unfortunately not. Recent amendments to the *Canada Business Corporations Act* state that a shareholder who acquires shares after the Record Date will not be entitled to vote those shares at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the meeting and wish to vote your shares in person (see "Revoking a Proxy" on page 2).

Voting in Person

Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many shareholders are in fact "non-registered shareholders." Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, custodian, etc). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you will receive or have already received from your intermediary either a request for voting instructions or a proxy form. Every intermediary has its own forms and procedures. Non-registered shareholders should follow them carefully to ensure that their Common Shares are voted at the Meeting.

Since the Company does not have access to the names of its non-registered shareholders, if you attend the Meeting, the company will have no record of your shareholdings or your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction or proxy to appoint yourself as proxyholder and return it in the envelope provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Enclosed in this package is a proxy form for the Meeting. Use it or any other legal proxy form to appoint a proxyholder. Your proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

If you vote on the issues listed by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares as they consider best.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. **You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person's name in the blank space provided on the enclosed proxy form or by completing any other legal proxy form and delivering it to CIBC Mellon Trust Company within the time hereinafter specified for receipt of proxies.**

If you leave the space on the proxy form blank, either Jeffrey M. Lipton or Pierre Choquette, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Lipton and Mr. Choquette are directors of the Company.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder's attorney authorized in writing and then delivered to the Company's transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368-2502 no later than 24 hours prior to the Meeting or any adjournment thereof. Completed proxies may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof.

How will my shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and either Mr. Lipton or Mr. Choquette is appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II "BUSINESS OF THE MEETING" below. If any amendments are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so any time before it is used. You or your authorized attorney must clearly state in writing that you want to revoke your proxy and deliver this document by mail to Proxy Department, CIBC Mellon Trust Company, #6 — 200 Queen's Quay East, Toronto, ON, Canada, M5A 4K9 or by fax to (416) 368-2502, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof. Revocations may also be delivered to the Chairman of the Meeting prior to the start of the Meeting or any adjournment thereof. If you revoke your proxy and do not replace it with another in the manner provided in "Appointing a Proxyholder" above, you will be able to vote your shares in person at the Meeting.

Costs of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of management of the Company. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.

Who counts the votes?

The Company's transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve the confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, CIBC Mellon Trust Company, can be contacted as follows:

Toll-free:	1-800-387-0825
Mail:	CIBC Mellon Trust Company Suite 1600, 1066 West Hastings Street Vancouver, British Columbia V6E 3X1
Telephone:	(604) 891-3008
Fax:	(604) 688-4301

PART II BUSINESS OF THE MEETING

RECEIVE THE FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2001 are included in the Annual Report, which has been mailed to shareholders with this Notice and Information Circular.

ELECTION OF DIRECTORS

The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company provide that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The directors have determined that there should be 10 directors.

The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed. The persons named in the following table are recommended for election by the Human Resources and Corporate Governance Committee of the Board. The persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, will vote the Common Shares in respect of which they have been appointed proxyholder in favour of the election of those persons listed below as nominees as directors.

The following table sets out the names of the nominees for election as directors, all other positions within the Company now held by them, their present principal occupations, the date on which each became a director of the Company, the number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them and number of Deferred Share Units held as at March 15, 2001.

Name, Residence and Present Position of Nominee	Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Over Which Control or Direction Is Exercised(1)/ Deferred Share Units Held(2)
PIERRE CHOQUETTE Vancouver, British Columbia Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company	October 1994	286,343 / 0
ROBERT B. FINDLAY(3)(4) West Vancouver, British Columbia Director	Corporate Director, formerly President and Chief Executive Officer of MacMillan Bloedel Limited	July 1994	61,500 / 38,574
BRIAN D. GREGSON(3)(5) Vancouver, British Columbia Director	Corporate Director, formerly Chairman of Barbican Properties Inc. and Senior Executive Vice President of Royal Bank of Canada	July 1994	15,000 / 27,045
R.J. (JACK) LAWRENCE(4)(5) Toronto, Ontario Director	Chairman of Lawrence & Company Inc., an investment management company	January 1995	50,600 / 44,142
JEFFREY M. LIPTON(4)(6) Pittsburgh, Pennsylvania Director and Chairman	President and Chief Executive Officer of NOVA(7)	February 1994	164,300 / 78,443
DAVID MORTON(4)(6) Montreal, Quebec Director	Corporate Director, formerly Chairman of the Board and Chief Executive Officer of Alcan Aluminium Limited	January 1995	2,000 / 41,008
CHRISTOPHER D. PAPPAS(3) Pittsburgh, Pennsylvania Director	Senior Vice President and President, Styrenics of NOVA(8)	March 2002	0 / 0

Name, Residence and Present Position of Nominee	Principal Occupation or Employment	Director Since	Shares Beneficially Owned or Over Which Control or Direction Is Exercised(1)/ Deferred Share Units Held(2)
A. TERENCE POOLE(5) .... Pittsburgh, Pennsylvania Director	Executive Vice President, Corporate Strategy and Development of NOVA	February 1994	75,000 / 0
GRAHAM D. SWEENEY(3)(5) .... Sarnia, Ontario Director	Corporate Director, formerly President and Chief Executive Officer of Dow Chemical Canada Inc.	July 1994	24,000 / 33,443
ANNE L. WEXLER(4)(6) .... Washington, D.C. Director	Chairman of the Executive Committee of Wexler & Walker Public Policy Associates, a private government relations consulting firm	January 2001	1,000 / 0

(1) This information, to the extent not within the knowledge of the Company, has been furnished by the directors themselves. The number of Common Shares held by any director includes those Common Shares indirectly owned or under the control or direction of such director.

(2) See "Deferred Share Unit Plan" on page 14, and "Directors' Compensation" on page 10.

(3) Member of the Responsible Care Committee.

(4) Member of the Human Resources and Corporate Governance Committee.

(5) Member of the Audit, Finance and Risk Committee.

(6) Member of the Public Policy Committee.

(7) NOVA is a commodity chemical company producing styrenics and olefins/polyolefins with manufacturing facilities located in North America and Europe.

(8) Prior to July 2000, Mr. Pappas was President & CEO of Paint and Coatings.com since March 2000; prior thereto Commercial Vice President, Ethylene Elastomers and Vice President Americas of Dupont Dow Elastomers, Inc. since October 1998; prior thereto Vice President, Ethylene Elastomers of Dupont Dow Elastomers, Inc. since November 1995.

RE-APPOINTMENT AND REMUNERATION OF AUDITORS

Management and the directors of the Company recommend the re-appointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. As in past years, it is proposed that the remuneration to be paid to the auditors be determined by the directors of the Company.

The persons named in the accompanying Proxy, if not expressly directed to the contrary in such Proxy, will vote the Common Shares in respect of which they have been appointed proxyholder for the re-appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company at any time since the beginning of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

PART III CORPORATE GOVERNANCE

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board of Directors has responsibility for supervising the management of the business and affairs of the Company. The Board establishes the policies of the Company and monitors and evaluates the Company's strategic direction and retains plenary power for those functions not specifically delegated by it to management. In addition to maintaining the powers required by law or under the by-laws of the Company, the Board approves significant business decisions and corporate plans as well as major transactions such as acquisitions, divestitures, financing and significant capital expenditures.

The Chairman of the Board of the Company, Mr. Lipton, is not an employee of the Company and is not involved in the day-to-day management of the Company.

Committees of the Board of Directors

The Board of Directors has established four standing Committees, has delegated certain responsibilities to each of those Committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the Board.

Audit, Finance and Risk Committee

Members: Messrs. Gregson (Chair), Lawrence, Poole and Sweeney

The Audit, Finance and Risk Committee meets with the financial officers of the Company and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans and also recommends to the Board of Directors the auditors to be appointed. In addition, this Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities, and also reviews with management and reports to the Board, on an annual basis, on the financial plans and objectives of the Company and reviews with management, on an annual basis, the risks inherent in the Company's business and risk management programs relating thereto. This Committee is also responsible for reviewing and reporting to the Board on matters relating to the funding and investment of funds of the Company's pension plans. In 2001, this Committee held six meetings.

Human Resources and Corporate Governance Committee

Members: Messrs. Findlay, Lawrence, Lipton (Chair) and Morton and Ms. Wexler

The Human Resources and Corporate Governance Committee is responsible for reviewing recommendations for the appointment of persons to senior executive positions, succession planning, considering terms of employment including total compensation practices, reviewing the Company's executive development programs, human resource plans and policies, recommending awards under the Company's short-term and long-term incentive plans and matters relating to the administration of the Company's pension plans, other than matters relating to the funding and investment of funds. This Committee is also responsible for the composition, compensation and governance of the Board of Directors and recommends to the Board nominees for election or appointment as directors. The functions of this Committee also include assessing and enhancing the performance of the Board and maintaining an effective working relationship between the Board and management of the Company. This Committee approves the written corporate objectives of the Chief Executive Officer of the Company on an annual basis. These objectives are also reviewed with the Board. In 2001, this Committee held two meetings.

Public Policy Committee

Members: Messrs. Lipton and Morton and Ms. Wexler (Chair)

The Public Policy Committee is responsible for reviewing and making recommendations to the Board of Directors regarding policies and practices of the Company on matters relating to political contributions, social investment policy, government relations and public affairs issues. In 2001, this Committee held two meetings.

Responsible Care Committee

Members: Messrs. Findlay, Gregson, Pappas and Sweeney (Chair)

The Responsible Care Committee is responsible for reviewing and making recommendations to the Board of Directors regarding matters relating to the environment, and occupational health and safety issues, that impact significantly on the Company including ensuring that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®. In 2001, this Committee held two meetings.

TSE Corporate Governance Guidelines

In February 1995, The Toronto Stock Exchange ("TSE") issued a series of guidelines relating to effective corporate governance ("Guidelines"). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The Company's Board of Directors and senior management consider good corporate governance to be central to the effective, efficient and prudent operation of the Company and the Company believes that its corporate governance practices are consistent with the objectives reflected in the Guidelines.

The following information outlines the Company's approach to corporate governance with reference to the Guidelines, as required by the TSE.

TSE Corporate Governance Guidelines	Comment
1. The board should explicitly assume responsibility for stewardship of the company	The Board has assumed responsibility for the stewardship of the Company by exercising its plenary power over management of the business and affairs of the Company, to the extent not specifically delegated by it to management.
The board should assume responsibility for:	
a. Adoption of a strategic planning process	The Board has assumed responsibility for ensuring that the Company follows a well-defined strategic planning process including reviewing draft plans, the approval of final plans and conducting periodic progress reviews.
b. Identification of principal risks and the implementation of appropriate risk-management systems	The Board has assumed responsibility for identification of the principal risks of the Company's business and for ensuring the implementation of appropriate systems for managing these risks. The Audit, Finance and Risk Committee reviews the actions of management concerning risks relating to operations such as currency, insurance and shipping risks, and reviews and approves actions relating to the Company's insurance program and currency hedging. The Responsible Care Committee reviews risks relating to the environment, occupational health and safety and the Company's operations as they relate to compliance with Responsible Care®. See pages 6 and 7 for more information about the activities of both of these committees.

TSE Corporate Governance Guidelines	Comment
c. Succession planning and monitoring senior management	The Human Resources and Corporate Governance Committee conducts regular succession planning reviews relating to the Chief Executive Officer and the Company's other senior managers. See page 6 for more information about the activities of this committee.
d. Communications policy	The Company has a communications policy which sets out guidelines governing the content and method of disclosing corporate information to shareholders, the public and others. This policy has been approved by the Board. All public financial and certain other disclosure information is reviewed and approved by the Audit, Finance and Risk Committee and, where appropriate, by the Human Resources and Corporate Governance Committee or Public Policy Committee and approved by the Board.
e. Integrity of internal control and management information systems	The Audit, Finance and Risk Committee conducts regular reviews with both management and the Company's external auditors regarding the adequacy and effectiveness of the Company's internal controls procedures and reports to the Board.
2. Majority of directors should be "unrelated" (meaning independent of management and free from any interest and any business or other relationship, which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding)	The Board has determined that nine of the ten directors of the Company are "unrelated" directors. All nine of these directors are independent as defined in the Nasdaq Rules.
3. Disclose whether each director is "unrelated"	Mr. Choquette (President and Chief Executive Officer of the Company) is the only related director.
4. Appoint a committee of directors responsible for proposing new directors and for assessment of directors, composed of a majority of unrelated directors	The Human Resources and Corporate Governance Committee, all of whose members are unrelated and outside directors, recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained.
5. Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Human Resources and Corporate Governance Committee periodically reviews the effectiveness of the Board and its Committees as well as other corporate governance issues for consideration by the Board. The Chairman of the Board has responsibility to monitor the effectiveness of individual directors.
6. Provide orientation and education programs for new directors	A new director is provided with a written orientation and education package relating to the Company as well as information on the responsibilities and liabilities of directors. In addition, Board members periodically visit plant locations.
7. Consider reducing the size of the board with a view to improving effectiveness	The Company currently has ten Board members which it considers appropriate for effectiveness.

TSE Corporate Governance Guidelines	Comment
8. Review compensation of directors in light of risks and responsibilities	The Human Resources and Corporate Governance Committee annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and external findings concerning competitiveness with comparator companies.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	All of the Committees of the Board are composed entirely of non-management and unrelated directors.
10. Appoint a committee responsible for determining the company's approach to corporate governance issues	The Human Resources and Corporate Governance Committee is responsible for recommending to the Board the approach to corporate governance issues.
11. Define limits to management's responsibilities by developing mandates for:	
a. The board	The Board of Directors has responsibility for supervising the management of the business and affairs of the Company and exercises plenary power for those functions not specifically delegated by it to management.
b. The chief executive officer	The Board has approved a written position description for the Chief Executive Officer. The Human Resources and Corporate Governance Committee annually reviews the corporate objectives which the CEO is responsible for meeting and these objectives are then approved by the Board.
12. Establish procedures to enable the board to function independently of management	The Chairman of the Company is not a member of management and the rest of the Board consists entirely of unrelated and outside Directors except for the Chief Executive Officer. The Board has both the authority and opportunity to function independently of management and meets independently of management at its discretion. The independence of the Board is further enabled through the separation of the positions of Chairman and Chief Executive Officer.
13. Establish an audit committee with a specifically defined mandate, with all members being outside directors	The Board has established an Audit, Finance and Risk Committee with a defined written mandate that is summarized on page 6. The Committee is comprised exclusively of outside directors and meets regularly with the external auditors without management present. All Committee members are independent as defined in the Nasdaq Rules.
14. Implement a system to enable individual directors to engage outside advisers, at the company's expense	The Board, a Committee or an individual director may engage outside advisers at the expense of the Company with respect to a decision or action.

PART IV COMPENSATION

DIRECTORS' COMPENSATION

During 2001 an annual fee of $40,000 was paid to each non-employee director and an annual fee of $120,000 was paid to the Chairman of the Board. In addition, each such director is paid $2,500 for each Board meeting and each Committee meeting attended and the Chairman of that Committee is paid an additional $2,500 for each meeting. Such directors are also entitled to be reimbursed for travel and other expenses incurred by them in the performance of their duties and certain non-employee directors who travel cross-country to attend meetings receive a travel fee of $2,500 per trip. In addition, during 2001, each non-employee director was granted options to purchase 15,000 Common Shares at an exercise price of $9.56 per share (the closing price of the Common Shares on The Toronto Stock Exchange on the day before the day of the grant). The options are exercisable over a ten-year period with 50% of the options vesting one year from the date of grant, 75% after two years and 100% after three years.

Under the DSU Plan (more fully described on page 14), each director may elect annually to receive 100%, 50% or 0% of his retainer and meeting fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on The Toronto Stock Exchange during the last five trading days of that quarter. See table commencing on page 4 for DSUs held by the directors. Under the terms of the DSU Plan, Ms. Wexler, having been appointed a director in January 2001, was not eligible to participate in the DSU Plan until 2002. Mr. Pappas, having been appointed a director in March 2002, will be eligible to participate in the DSU Plan in 2003.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth a summary of compensation earned during the last three fiscal years by the Company's Chief Executive Officer and its four other executive officers (collectively, "Named Executive Officers") who had the highest aggregates of salary and bonus during the fiscal year 2001.

All amounts shown in this table and elsewhere in this Information Circular are in Canadian dollars unless otherwise noted.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Base Salary $	Bonus $ (1)	Other Annual Compensation $ (2)	Securities Under Options Granted # (3)	All Other Compensation $ (4)
P. Choquette	2001	907,500	528,000		780,000	48,936
CEO & President	2000	789,500	500,000		450,000	71,265
	1999	686,500	410,000		1,200,000	55,363
R. Krause (5)	2001	526,149	245,514		93,000	80,727
Senior VP, Latin America	2000	541,646	199,243		50,000	56,432
& Global Manufacturing	1999	532,501	177,082		132,000	73,900
A. Cole	2001	350,000	165,000	54,294	93,000	71,817
Senior VP, Finance & CFO	2000	327,500	109,000	34,616	50,000	51,276
	1999	296,250	94,000	30,587	132,000	46,587
J. Gordon	2001	347,500	157,000	58,049	100,000	72,510
Senior VP, Corporate Resources	2000	299,250	108,000	42,960	50,000	51,046
	1999	258,000	87,000	39,705	132,000	41,817
W.J. Emmerton	2001	337,500	142,000	54,518	100,000	65,989
Senior VP, Corporate Development	2000	280,083	104,000		50,000	44,268
and General Counsel	1999	227,750	73,000	41,091	132,000	36,278

(1) These annual incentive payments are reported in the fiscal year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or deferred share units in the year following the fiscal year in which they are earned. For more information concerning these annual incentives, refer to "Short-Term Incentive Plan" on page 14.

(2) The amounts shown for Messrs. Cole, Gordon and Emmerton represent interest subsidies paid through a housing assistance program, tax payments made on their behalf, and other miscellaneous items. Where no amount is shown, the value of perquisites and benefits is less than the lesser of $50,000 and 10% of total annual salary and bonus for the Named Executive Officer.

(3) Consists of options for Common Shares of the Company granted during the relevant fiscal year.

(4) The amounts include premiums paid on life insurance and health care, contributions to the Company's Employee Share Purchase Plan, housing benefits and pension contributions.

(5) Mr. Krause receives his compensation in Chilean pesos. His salary and other compensation shown in this table have been converted to Canadian dollars using average foreign exchange rates for the relevant fiscal year except for his annual incentive payment which uses a foreign exchange rate at the date of the Information Circular of the Company following the relevant fiscal year.

Stock Options

The following table sets forth information concerning option grants during 2001 to the Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/share)	Market Value of Securities Underlying Options on the Date of Grant ($/share)	Expiration Date
P. Choquette	780,000	26.3	9.56	9.56	March 1, 2011
R. Krause	93,000	3.1	9.56	9.56	March 1, 2011
A. Cole	93,000	3.1	9.56	9.56	March 1, 2011
J. Gordon	100,000	3.4	9.56	9.56	March 1, 2011
W.J. Emmerton	100,000	3.4	9.56	9.56	March 1, 2011

The following table sets forth information concerning the value realized upon the exercise of options during 2001 and the value of unexercised options held by the Named Executive Officers as at December 31, 2001.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 ($) (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
P. Choquette	332,000	2,374,550	864,000	1,980,000	Nil	5,382,000
R. Krause	27,400	183,409	109,100	226,000	61,383	597,010
A. Cole	49,000	320,613	47,000	226,000	Nil	597,010
J. Gordon	25,000	174,525	120,000	233,000	71,280	597,010
W.J. Emmerton	49,000	333,990	50,000	233,000	Nil	597,010

(1) The closing price of the Common Shares on The Toronto Stock Exchange on December 31, 2001 was Cdn $8.82 and was US $5.54 on the Nasdaq National Market.

Retirement Plans

Named Executive Officers resident in Canada participate in either the Company's defined benefit or defined contribution retirement plan. Both plans are non-contributory with normal retirement occurring at age 65.

The defined benefit plan provides a retirement income at age 65 for each year of service equal to 1.0% of the average over the last three years of the Canada Pension Plan maximum pensionable earnings, plus 1.6% of the excess over this amount of the average over the last three years of the Named Executive Officers' annual base salary. Benefits at retirement are paid for life, with a 60% spousal benefit payable after the death of the former employee. A number of other factors may influence pension benefits payable under the retirement plan, including age at retirement and whether a Named Executive Officer elects to receive an optional form of payment instead of the normal joint and 60% survivor pension. Retirement benefits are indexed at 75% of the increase in the Consumer Price Index, less 1%, to a maximum increase of 5%.

The defined contribution plan provides Named Executive Officers with an annual company contribution equal to 7% of their annual base salary. Contributions are made to a retirement account in each of their names and invested according to their selection of investment vehicles. Five investment vehicles are made available. At retirement, Named Executive Officers may use the funds in their account to purchase an annuity, transfer to a life income fund or transfer to a locked-in registered retirement savings plan.

Canadian income tax legislation places limits on the amount of retirement benefit which may be paid from the regular retirement plan. Named Executive Officers resident in Canada participate in a supplemental executive retirement plan which provides for benefits in excess of what is provided under the regular plan. Benefits are provided in accordance with the formulae used in the regular plan, but without regard to Canadian income tax limits on enhancements. Benefits are paid net of any benefit payable under the regular plan.

Supplemental plan benefits are provided with earnings defined as base salary plus 100% of the Company's Short-Term Incentive Plan target. Prior to January 1, 2001, earnings are defined as base salary plus 50% of the Company's Short-Term Incentive Plan target. Under the defined benefit segment, an unreduced early retirement pension is payable at age 60, with the pension reduced 3% for each year that retirement precedes age 60. The defined contribution segment provides Named Executive Officers with an annual notional contribution equal to 11% of earnings less any contributions made to the regular plan. The supplemental plan is funded with a combination of assets and a letter of credit.

The following table illustrates the estimated annual pension for a Named Executive Officer in the defined benefit segment assuming retirement at age 65 who has not elected an optional form of payment under either the regular retirement plan or the supplemental executive retirement plan.

Pension Plan Table

Average Base Salary ($)	Years of Service				
	15	20	25	30	35
200,000	44,601	59,468	74,335	89,202	104,069
225,000	50,601	67,468	84,335	101,202	118,069
250,000	56,601	75,468	94,335	113,202	132,069
275,000	62,601	83,468	104,335	125,202	146,069
300,000	68,601	91,468	114,335	137,202	160,069
400,000	92,601	123,468	154,335	185,202	216,069
500,000	116,601	155,468	194,335	233,202	272,069
600,000	140,601	187,468	234,335	281,202	328,069
700,000	164,601	219,468	274,335	329,202	384,069
800,000	188,601	251,468	314,335	377,202	440,069
900,000	212,601	283,468	354,335	425,202	496,069

As of December 31, 2001, the credited years of service of the Named Executive Officers covered under the defined benefit plans are as follows:

P. Choquette	29.4 years

Note: The employment agreement for Mr. Choquette provides for the recognition of service with NOVA in the determination of the Company's retirement plan benefits. Benefits paid or payable from the NOVA retirement plans are offset from the total benefit payable from the Company's plans.

All other Named Executive Officers in Canada participate in the defined contribution plan. As a non-resident of Canada, Mr. Krause is not eligible to participate in either of the Canadian retirement plans. Mr. Krause participates in a retirement plan of a subsidiary of the Company.

Termination of Employment and Employment Contracts

As of December 31, 2000, the Company had entered into employment agreements with the Named Executive Officers that provide for certain rights in the event of involuntary termination of employment or a change in control.

Mr. Choquette has an employment contract which provides for a termination payment, if his employment is terminated without cause, of an amount equal to 2.5 times his annual base salary and 2.5 times his target annual incentive under the Company's Short-Term Incentive Plan, and compensation for pension and other company benefits that he would have received over a 30-month period. In the event of termination within 24 months following a change of control of the Company, Mr. Choquette is entitled to an amount equal to 2.5 times his annual salary and 2.5 times the average of the last three years' Short-Term Incentive Plan payments made to him, and compensation for pension and other company benefits he would have received over the 30 month period, plus all legal and professional fees and expenses.

Messrs. Krause, Cole, Gordon and Emmerton each have an employment contract which provides for a termination payment if such person's employment is terminated without cause of an amount equal to (a) 1.5 times his annual salary; (b) 1.5 times the target Short-Term Incentive Plan payment for that employee; and (c) compensation for pension and other company benefits he would have received over an 18-month period. In the event of termination within 24 months (18 months in the case of Mr. Cole) following a change of control of the Company, each is entitled to an amount equal to (a) 2.0 times his annual salary; (b) 2.0 times the average of the last three years' Short-Term Incentive Plan payments made to that employee (in the case of Mr. Cole, 2.0 times the target Short-Term Incentive Plan payment); and (c) compensation for pension and other company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses.

REPORT ON EXECUTIVE COMPENSATION

Human Resources and Corporate Governance Committee Report on Executive Compensation

As part of its mandate, the Human Resources and Corporate Governance Committee of the Board of Directors reviews and recommends to the Board of Directors for approval the remuneration of the Company's executive officers, including the Named Executive Officers identified in the Summary Compensation Table above. The Committee obtains independent advice from consultants specializing in the compensation field and the advice and recommendations of the Chief Executive Officer with respect to compensation of executive officers.

Executive Compensation Policy

1. Guiding Principles and Objectives

The Company's executive compensation policy is designed to provide competitive compensation to enable the Company to attract and retain high-quality and high-performance executives who will significantly contribute to the Company meeting its strategic business objectives.

2. Total Compensation

Total compensation for executive officers comprises base salary, short-term incentives, long-term incentives and indirect compensation. Total compensation is established to be competitive with a reference group of large North American based chemical, industrial and commodity companies having, where possible, significant international operations.

3. Base Salary

Base salaries for executive officers are paid within salary ranges established for each position based on scope and level of responsibility. Individual salaries within the range are determined by that executive's competence and skill level, and market influences.

4. Short-Term Incentive Plan

The Company's Short-Term Incentive Plan is designed to recognize the contributions of executive officers to the business results of the Company. This plan provides for an annual cash award based on corporate performance using quantifiable financial and operational objectives approved in advance by the Board of Directors and individual performance using specific and pre-agreed objectives. A target award equalling a percentage of annual base salary is applicable for executive officers and is dependant upon both individual and corporate performance. This plan provides for an award in excess of the target award if both corporate and individual performance in the year is exceptional.

5. Incentive Stock Option Plan

Executive officers are eligible for grants of Company stock options. The Company's Incentive Stock Option Plan is designed to align the interests of executive officers with those of shareholders, to focus efforts on improving shareholder value and the Company's long-term financial strength, and to provide an incentive to continue employment with the Company by providing executive officers with the opportunity to acquire an increased financial interest in the Company. Options are granted by the Board on the recommendation of the Committee.

The number of options granted to each executive officer in any year is related to responsibility level and may be adjusted for individual performance and longer-term potential for upward mobility. The exercise price is set equal to the closing price of the Common Shares on The Toronto Stock Exchange on the day before the day of the grant. If unexercised, each option expires no later than ten years from the day that the option was granted.

Subject to certain limitations contained in the plan, options may be granted upon and subject to such terms, conditions and limitations as the Board of Directors may from time to time determine. All currently outstanding options expire, in the ordinary course, ten years after their date of grant.

6. Deferred Share Unit Plan

In 1998, the Board of Directors adopted stock ownership guidelines for directors and executive officers to promote meaningful Common Share ownership and thereby strengthen their alignment with the interests of other shareholders. The guidelines encourage each director and executive officer to own Common Shares having a value equal to at least, in the case of each director, 2.0 times his annual retainer during his term of office, in the case of the Company's Chief Executive Officer, 3.0 times his annual base salary and, in the case of each of the other executive officers, 1.0 times his annual base salary. The target guidelines are intended to be met by December 31, 2002, however executive officers appointed in 2000 have three years from their appointment to meet the guidelines.

To assist in achieving the guidelines, the Board approved the establishment, effective January 1, 1999, of the Company's Deferred Share Unit Plan for directors and executive officers ("DSU Plan").

Under the DSU Plan, each of the executive officers may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as deferred share units ("DSUs"). The actual number of DSUs granted to an executive officer is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan, by the average of the five day average closing price of the Common Shares on The Toronto Stock Exchange, on the last five Trading Days of each quarter of the preceding calendar year. A DSU account, maintained by the Company, is credited with notional grants of DSUs received by each DSU Plan member. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights.

The value of the DSUs (equivalent to the current market price of the underlying Common Shares) are redeemable only when the DSU Plan member's term as a director or employment with the Company ceases or upon death ("Termination Time") and a lump sum cash payment therefor, net of any withholdings, is made after the redemption date specified by the DSU Plan member. The redemption date may fall on a date within a period beginning one year before the Termination Time and ending on December 26 of the first calendar year commencing after the Termination Time.

7. Indirect Compensation Benefits and Perquisites

Indirect compensation of executive officers includes participation in the retirement plans described above as well as benefits such as extended health and dental care, life insurance and disability benefits, and access to a group retirement savings plan. Executive officers may also participate in the Company's Employee Share Purchase Plan which allows them to regularly contribute up to 7% of base salary into an account in order to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the executive officer's cash contribution. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market.

8. Executives Outside Canada

Total compensation policy as it relates to Named Executive Officers employed outside Canada is established with reference to the local market in each country. Reference groups of comparator companies are established with policy benchmarks for salaries and benefits at each level of management. Executive officers employed in countries other than Canada are eligible to participate in the Company's Short-Term Incentive Plan and Incentive Stock Option Plan.

9. Chief Executive Officer Compensation

The Chief Executive Officer's total compensation is targeted to be competitive with a reference group of North American based chemical companies, taking into account the growth, size, global complexity and autonomous characteristics of the Company.

The Chief Executive Officer's salary reflects the incumbent's performance, qualifications and experience. The Chief Executive Officer also participates in the Company's Short-Term Incentive Plan and Incentive Stock Option Plan.

Submitted by the Human Resources and Corporate Governance Committee:

R.B. Findlay
R.J. Lawrence
J.M. Lipton (Chair)
D. Morton
A. Wexler

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Company carries insurance which includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.

The insurance provides US $125,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US $250,000 (US $500,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US $125,000,000 as the insurance is subject to an annual aggregate limit of US $125,000,000.

The cost of this insurance for the current policy year is US $318,838.

PART V OTHER INFORMATION

TOTAL SHAREHOLDER RETURN COMPARISON

The following graph compares changes in the value of $100 invested in Common Shares of the Company with $100 invested in the TSE 300 Total Return Index on December 31, 1996.

Cumulative Value of $100 Investment



$200
$175
$150
$125
$100
$75
$50
$25
$0
Methanex
TSE
Dec. 31, 1996
Dec. 31, 1997
Dec. 31, 1998
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001

	Dec. 31, 1996	Dec. 31, 1997	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 2001
Methanex	$ 100	$ 91	$ 80	$ 40	$ 97	$ 88
TSE 300 Index	$100	$113	$138	$178	$188	$163

SHAREHOLDER PROPOSALS

Shareholder proposals to be considered at the 2003 annual meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than February 22, 2003 to be included in the information circular and form of proxy for such annual meeting.

AVAILABILITY OF INFORMATION

The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company's Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Company's comparative consolidated financial statements for the year ended December 31, 2001 together with the auditors' report thereon and any subsequent interim consolidated financial statements of the Company, and the Company's Information Circular in respect of the Meeting to be held on May 23, 2002.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia this 15th day of March, 2002.

(signed) RANDY MILNER
Assistant General Counsel
and Corporate Secretary